Exhibit (a)(42)

      MILDRED B. HOREJSI TRUST REQUESTS INJUNCTION AGAINST THE TRUSTEES OF
             THE PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST

BOULDER, CO., March 21, 2007 - The Mildred B. Horejsi Trust (the "Mildred Trust") announced today that it has filed a complaint in Massachusetts state court against the trustees of the Putnam California Investment Grade Municipal Trust ("PCA") [AMEX: PCA] seeking an injunction to halt's PCA's forced liquidation plan announced with no warning on Monday. The Mildred Trust also seeks to stop the PCA trustees from closing PCA's transfer books and suspending trading in PCA shares.

PCA's trustees announced on Monday that they plan to liquidate PCA, without seeking shareholder approval of the liquidation, and that they plan on closing PCA's transfer books and suspending trading of PCA's shares at the close of business on Monday, March 26, 2007. The Mildred Trust believes these actions, on such short notice and without PCA shareholder approval, violate the governing documents of PCA and are expressly for the purpose of preventing the Mildred Trust from closing its current tender offer at $15 per share and purchasing any PCA shares. These actions will prevent PCA shareholders from having the opportunity to tender their shares at a price greater than PCA's current market price or PCA's net asset value. The Mildred Trust believes that the trustees have violated their duties to shareholders by taking these actions, to the detriment of PCA's shareholders.

Mr. Stewart Horejsi, spokesperson for the Mildred Trust, stated that "We believe PCA's trustees have breached their fiduciary duties by forcing a liquidation plan on shareholders, on short notice and without a shareholder vote, that will likely result in shareholders receiving less for their shares than the price offered by the Mildred Trust in its tender offer. Putnam already got in trouble with various regulatory agencies before with their poor management and fiduciary oversight of shareholder assets; it appears that they are doing it again."

Mr. Horejsi added that, "even if PCA's assets can be sold for their full net asset value ($14.92 per share as of close of trading on March 20, 2007, which is 8 cents less per share than the tender offer price of $15.00 per share), we believe the costs of liquidation will reduce the amount PCA shareholders will receive to an amount below net asset value. In addition, shareholders will not receive liquidation proceeds until sometime in April at the earliest, as opposed to receiving tender offer proceeds in March under the Mildred Trust's tender offer. The Mildred Trust does not believe the PCA trustees can justify their position that a forced liquidation in which shareholders will receive less than the tender offer price is somehow in the best interests of PCA shareholders as compared with the opportunity to participate in the Mildred Trust's tender offer."

Mr. Horejsi noted that "as recently as last fall, the PCA trustees took the position that it was not in the best interests of PCA shareholders to open-end, liquidate or merge PCA. Then, early in 2007 the PCA trustees decided that a merger into an open-end Putnam was advisable. Now, without submitting any options to PCA shareholders, the PCA trustees have once again reversed course and taken steps to liquidate PCA, while at the same time soliciting PCA shareholders to continue to leave their investment under Putnam's management. The only thing that these scorched earth steps are designed to accomplish is to prohibit shareholders from participating in the Mildred Trust's tender offer."

Unless a court order prohibiting PCA's liquidation plan is obtained, the Mildred Trust will be unable to close its tender offer, as, among other things, PCA's shares cannot be transferred after the close of business on March 26. The Mildred Trust's tender offer is currently scheduled to expire at 5:30 p.m. Eastern time on March 27.

Morrow & Company is acting as the information agent and The Colbent Corporation is the depository. Copies of the Offer to Purchase, the Consent and Letter of Transmittal and related documents may be obtained at no charge from Morrow & Company at (800) 607-0088 (toll-free) or from the SEC's web site at www.sec.gov.

This news release is not an offer to purchase, nor is it a solicitation of an offer to sell, any securities. The tender offer may only be made pursuant to the Offer to Purchase and the accompanying Letter of Transmittal. Holders of shares of common stock of PCA should read carefully the Offer to Purchase and related materials because they contain important information. The Trust has mailed a copy of the applicable Offer to Purchase, the Letter of Transmittal and related documents to each of the holders of common stock of PCA.


About the Trust

The purchaser in the tender offer will be the Mildred B. Horejsi Trust, an irrevocable grantor trust domiciled in Alaska and administered and governed in accordance with Alaska law. The trust is an estate planning trust established in 1965 by Mrs. Mildred Horejsi, the mother of Stewart R. Horejsi, primarily for the benefit of her issue. The Mildred Trust is authorized to hold property of any kind and owns primarily marketable securities.


Forward Looking Statements

Any statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties; actual results may differ from the forward-looking statements. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking. The Mildred Trust undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Contact:

Mildred B. Horejsi Trust
Stephen C. Miller or
Joel Terwilliger
(303) 442-2156